Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Arizona
(the "Trust") was held on October 29, 2001. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For			Withheld

		Lacy B. Herrmann		28,823,587		251,074
		Arthur K. Carlson		28,782,066		292,595
		Thomas W. Courtney	28,801,772		272,889
		William L. Ensign		28,822,988		251,673
		Diana P. Herrmann		28,752,020		322,641
		John C. Lucking		28,830,114		244,547
		Anne J. Mills		28,794,261		280,400


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For				Against		Abstain

		28,648,169			45,776		380,717